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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-28032

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Coinbase Capital Markets Corporation**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

66 Hudson Blvd. E. - 23rd Floor

(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard M. Feldman	**212-392-4838**	rfeldman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company

(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	**Huntingdon Valley**	**PA**	**19006**
(Address)	(City)	(State)	(Zip Code)

09/18/2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Katherine Cook _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Coinbase Capital Markets Corporation _____, as of December 31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> **VISHAL DAVE**
> Notary ID #132024806
> My Commission Expires
> September 26, 2028

Signature: _____

Title:
Executive Principal _____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

COINBASE CAPITAL MARKETS CORPORATION

Statement of Financial Condition

December 31, 2024

Coinbase Capital Markets Corporation
Statement of Financial Condition
Index
December 31, 2024



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and
Those Charged with Governance of
Coinbase Capital Markets Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coinbase Capital Markets Corporation (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate these matters are also described in Note 2. Our opinion is not modified with respect to this matter.

Sanville & Company

We have served as the Company's since 2016.
Huntingdon Valley, Pennsylvania
February 24, 2025

Coinbase Capital Markets Corporation
Statement of Financial Condition
December 31, 2024

Assets

Cash and Cash Equivalents	$	421,342
Prepaid expenses and other assets		3,231
Total Assets	$	424,573

Liabilities and Stockholder's Equity

Liabilities:

Accounts payable and accrued expenses	$	2,190
Related party payables		217,827
Total Liabilities		220,017

Stockholder's equity

Common stock	1,050
Additional paid in capital	6,497,464
Accumulated deficit	(6,293,958)
Total Stockholder's equity	204,556

Total Liabilities and Stockholder's Equity	$	424,573

See accompanying notes to the Statement of Financial Condition

1. **ORGANIZATION**

Coinbase Capital Markets Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Coinbase Global, Inc. (the "Parent"). The Company was incorporated in 1982 in accordance with the laws of the State of California.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statement has been prepared assuming the Company will continue as a going concern. Due to the current status of no revenue producing operations and the unknown start date of such operations, management has received assurances from the Parent that they have the wherewithal to, and will, infuse additional capital in the future should the Company need it to fund its operations.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined. The Company relies on Footnote 74 of the 2013 Release to the Securities and Exchange Act to be compliant with the provisions of SEC Rule 15c3-3.

Cash Equivalents
The Company considers all highly liquid debt instruments having original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition
The Company currently has no revenue from operations.

Use of Estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period. The actual outcome of the estimates could differ from the estimates made in the preparation of this financial statement.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the Statement of Financial Condition but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The U.S. Federal jurisdiction and the State of California are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for all periods since 2021.

The Company is included in the consolidated tax return of the Parent and is also party to a formal tax allocation agreement with the Parent and other subsidiaries of the Parent. In accordance with this agreement, the Company calculates its provision for income taxes by using a "separate return" method. Under this method, the Company assumes it will file a separate return with the tax authority, thereby reports its taxable income or loss and pays the applicable tax to or receives the appropriate refund from the Parent. The provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results. Any resulting receivable under such contract is reflected as a reduction in Additional Paid in Capital on the Statement of Financial Condition.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

3.   **RELATED PARTIES**

The Company is party to an agreement with the Parent whereby the Parent provides certain employee services, employee benefits, office space and various other office related services to the Company. As of December 31, 2024, the Company owed $217,827 to the Parent.

The Parent issues employee stock-based compensation to employees of the Company. The value of such stock options is included as a credit to Additional Paid in Capital in the Statement of Financial Condition.

4.   **NET CAPITAL REQUIREMENTS**

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 6 2/3% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company's Net Capital was $192,898, which was above the required Net Capital by $178,230. At December 31, 2024, the Company's ratio of Aggregate Indebtedness to Net Capital was 1.14 to 1.

5.   **STOCKHOLDER'S EQUITY**

As of December 31, 2024, 10,000 shares of common stock with a par value of $1.00 per share were authorized, and 1,050 shares were issued and outstanding.

6.   **COMMITMENTS AND CONTINGENCIES**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2024, and through the date of this report there were no such claims.

7.   **CONCENTRATION OF CREDIT RISK**

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced losses on these accounts, and management believes that the Company is not exposed to significant risks on such accounts.

8.   **SUBSEQUENT EVENTS**

Management has evaluated the impact of all subsequent events through the date the Statement of Financial Condition was available to be issued and has determined that there were no subsequent events requiring disclosure in this financial statement.